UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  000-13722

Aktiebolaget SKF

(Exact name of registrant as specified in its charter)

Hornsgatan 1, SE-415 50, Gothenburg, Sweden, +46-31-337-1000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class B Shares, par value SEK 2.50
7⅛ Notes due July 1, 2007

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	□
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☒	Rule 12h-6(i)	□
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Our duty to file reports under Section 13(a) or Section 15(d) was first incurred June 28, 1985 upon effectiveness of Form 20FR.

B.
We have filed or submitted all reports required under Exchange Act Section 13(a) and Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and we have filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

Our last sale of securities registered under the Securities Act of 1933 was of 7⅛ Notes due July 1, 2007 (the “Notes”) pursuant to a prospectus dated June 26, 1997.

Item 3. Foreign Listing and Primary Trading market

A.	The Stockholm Stock Exchange is our primary trading market.

B.	The initial listing of our B Shares on the Stockholm Stock Exchange was in 1916 and has been continuous since then, including for the 12 months preceding the filing of this Form.

C.
The percent of B Shares traded on the Stockholm Stock Exchange as of a recent 12 month period was 99.62%, which was larger than the trading volume in the US during that period. The first day of that 12 month period was May 2, 2006 and the last day of the period was April 30, 2007.

Item 4. Comparative Trading Volume Data

A.	The first day of the 12 month period under Rule 12h-6(a)4(i) was May 2, 2006 and the last day was April 30, 2007.

B.
The average daily trading volume (“ADTV”) in the US for B Shares (whether in the form of Shares or ADRs) during that period was 20.054 and the ADTV worldwide for B Shares during that period was 5.290.053

C.	The percentage of US ADTV for B Shares (whether in the form of Shares or ADRs) for that period compared with worldwide ADTV for Shares was 0.38% (i.e., less than one percent).

D.
ADRs representing the B Shares were delisted from NASDAQ on September 22, 2003 and the percentage of US ADTV of B Shares (whether in the form of Shares or ADRs) compared to worldwide ADTV of B Shares for the preceding 12 months was 0.59% (i.e., less than on e percent).

E.	We have not terminated our ADR facility.

F.	The source of the trading volume information used in determining our eligibility to deregister under Rule 12h-6 was the OMX Stockholm Stock Exchange and Bloomberg Terminal.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The number of record holders of our Notes who were United States residents as of March 19, 2007 were twenty. We relied on the services of Innisfree M&A Incorporated, an independent information services provider, to determine this number.

Item 7. Notice Requirement

A.	The date of publication of the notice required by Rule 12h-6(h) was June 4, 2007. A Form 6-K attaching the notice was submitted on June 4, 2007.

B.	We disseminated the notice in the United States through Business Wire.

Item 8. Prior Form 15 Filers

Not applicable.

Part II

Item 9. Rule 12g3-2(b) Exemption

Our Internet Website, where we will publish Rule 12g3-2(b) information, is  www.skf.com

Part III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the undersigned used for purposes of Rule 12h-6(a)(4)(i);

(2)	Our subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	We otherwise did not qualify for termination of our Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Aktiebolaget SKF has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Aktiebolaget SKF certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Aktiebolaget SKF

By:	/s/ Carina Bergfelt	By:	/s/ Tore Bertilsson
	Name: Carina Bergfelt		Name: Tore Bertilsson
	Title: General Counsel		Title: Chief Financial Officer